October 8, 2024

Wayne Williams
Chief Executive Officer
Callan JMB Inc.
244 Flightline Drive
Spring Branch, Texas 78070-6241

       Re: Callan JMB Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted September 24, 2024
           CIK No. 0002032545
Dear Wayne Williams:

     We have reviewed your amended draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 29, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1
Capitalization, page 32

1. The amount recorded for "Long-term debt, net, including current portions" does not appear to agree with outstanding debt in your unaudited interim balance sheets as of
       June 30, 2024. Further, your total capitalization equals the sum of your total
       liabilities and total stockholders    equity, however, please note
capitalization is
       generally defined in practice as the sum of a company   s debt and
equity. Please revise
       or advise accordingly.
 October 8, 2024
Page 2

       Please contact Abe Friedman at 202-551-8298 or Angela Lumley at 202-551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at 202-551-6022 or Dietrich King at 202-551-8071 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services